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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Loy, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 West Irvin Avenue
(No. and Street)

State College	PA	16801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian L. Anderson 814-238-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Williams & Co., LLP
(Name – *if individual, state last, first, middle name*)

270 Pierce Street, Suite 302	Kingston	PA	18704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/16

OATH OR AFFIRMATION

I, Brian L. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Co., Inc. dba Nestlerode & Loy, Inc., as of November 24th, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title


NOTARIAL SEAL
KELLY A WALKER
Notary Public
STATE COLLEGE BOROUGH, CENTRE COUNTY
My Commission Expires Dec 23, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NESTLERODE & LOY, INC.

ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2009

Nestlerode & Loy, Inc.
Annual Financial Statements
Table of Contents
September 30, 2009

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income and Retained Earnings	3
Statement of Cash Flows	4
Notes to Financial Statements	5 – 9
Supplementary Information:	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II - Operating Expenses	11
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3	12 - 13


J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc. as of September 30, 2009, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2009, and the results of its operations and it cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 10 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information contained in Pages 10 and 11 is required under Rules 15c3-1 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Williams & Co., LLP

November 23, 2009

www.jhwilliamscpa.com
270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Nestlerode & Loy, Inc.
Statement of Financial Condition
September 30, 2009

ASSETS

Cash	$ 301,875
Receivables:	
Accounts receivable - brokers and dealers	15,640
Accounts receivable - 12b-1	4,771
Employee advances	639
Total receivables	21,050
Prepaid taxes and expenses	12,866
Deferred tax assets	2,577
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $145,379	23,001
	$ 361,369

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable - trade		$ 5,189
Accounts payable - 12b-1		2,385
Accrued salaries and wages		47,443
Accrued and withheld payroll taxes		1,605
	TOTAL LIABILITIES	56,622
STOCKHOLDERS' EQUITY		
Preferred stock		20,000
Common stock		24,200
Less: Treasury stock at cost		(11,093)
		33,107
Retained earnings		271,640
	TOTAL STOCKHOLDERS' EQUITY	304,747
		$ 361,369

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Income and Retained Earnings
For the year ended September 30, 2009

REVENUES		
Commissions		$ 361,562
Service fees and other income		424,175
	TOTAL REVENUES	785,737
OPERATING EXPENSES		794,473
	(LOSS) FROM OPERATIONS	(8,736)
OTHER INCOME (EXPENSE)		
Interest income		2,247
	(LOSS) BEFORE INCOME TAXES	(6,489)
PROVISION (BENEFIT) FOR INCOME TAXES		
Federal income tax (benefit)		(1,299)
State income tax (benefit)		(385)
	TOTAL PROVISION (BENEFIT) FOR INCOME TAXES	(1,684)
	NET (LOSS)	(4,805)
RETAINED EARNINGS - BEGINNING		276,445
RETAINED EARNINGS - ENDING		$ 271,640

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Cash Flows
For the year ended September 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (4,805)
Adjustments to reconcile net (loss) to cash provided by operating activities:	
Depreciation and amortization	7,832
Deferred income taxes (benefit)	(2,577)
(Increase) decrease in:	
Accounts receivable - brokers and dealers	2,956
Accounts receivable - 12b-1	2,009
Employee advances	(371)
Prepaid taxes and expenses	3,714
Increase (decrease) in:	
Accounts payable - trade	2,119
Accounts payable - RBC	(1,385)
Accounts payable - 12b-1	(1,005)
Accrued salaries and wages	1,894
Accrued and withheld payroll taxes	(365)
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	10,016
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH	10,016
CASH - BEGINNING	291,859
CASH - ENDING	$ 301,875

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Income taxes paid	None

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2009.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Depreciation and amortization expenses totaled $7,832 for the year ended September 30, 2009.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to depreciation on property and equipment and charitable contributions expense.

Recent Accounting Pronouncements

In May 2009, the FASB issued FASB ASC 855, (Statement No. 165 "Subsequent Events") which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires an entity to disclose the date through which it has evaluated subsequent events and the basis for that date. FASB ASC 855 is effective for interim and annual periods ending after June 15, 2009. FASB ASC 855 was effective for the Company as of September 30, 2009. The adoption of FASB ASC 855 did not have a material impact on the Company's financial condition, results of operations or disclosures.

In June 2009, the FASB issued FASB ASC 105-10, Generally Accepted Accounting Principles (Statement No. 168 - *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles).* The new guidance replaces SFAS No. 162 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). Rules and interpretative releases of the Securities and Exchange Commission under federal securities laws are also sources of authoritative GAAP for SEC registrants. The new standard became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have a material impact on the Company's financial position or results of operations. Technical references to generally accepted accounting principles included in the Notes to Financial Statements are provided under the new FASB ASC structure with the prior terminology included parenthetically.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Dain Correspondent Services, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3.

NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 6 – Stockholders' Equity

Details of stockholders' equity at September 30, 2009 are as follows:

	Preferred Stock	Common Stock	Treasury Stock
Value	$ 20,000	$ 24,200	$ 11,092
Par value	None	None	
Shares authorized	5,000,000	5,000,000	
Shares issued	3,620,000	2,466,000	
Shares outstanding	2,420,000	2,420,000	
Treasury stock shares	1,200,000	46,000	1,246,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc. There was no activity involving the shares authorized, issued or outstanding during the year ended September 30, 2009.

NOTE 7 – Pension Plan

Effective January 1, 1997, the Company established a SIMPLE pension plan under section 408(p) of the Internal Revenue Code for the benefit of eligible employees. Eligibility is limited to employees who are reasonably expected to receive $5,000 in compensation for the calendar year. The Company may contribute amounts as determined by the Board of Directors, which is currently a matching contribution up to a limit of 3% of the employee's compensation. Company contributions totaled $12,054 for the year ended September 30, 2009.

NOTE 8 – Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $21,362 for the year ended September 30, 2009.

NOTE 9 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2009 consisted of the following:

	Current	Deferred (Benefit)	Total
Federal	$ 358	$ (1,657)	$ (1,299)
State	535	(920)	(385)
TOTALS	$ 893	$ (2,577)	$ (1,684)

Deferred tax assets consisted of the following components:

	Federal	State	Total
Property and equipment	$ 1,021	$ 567	$ 1,588
Charitable contributions expense	636	353	989
TOTALS	$ 1,657	$ 920	$ 2,577

NOTE 10 – Related Party Transactions

The Company leases office space under a month-to-month lease from West Irvin Associates, a related party that is owned by a majority stockholder of the Company. The total lease payments to West Irvin Associates for the year ended September 30, 2009 were $33,500.

NOTE 11 – Subsequent Events

Management has evaluated subsequent events through November 23, 2009 which is the date that the Company's financial statements were available to be issued. No material subsequent events have occurred since September 30, 2009 that required recognition or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

Nestlerode & Loy, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2009

NET CAPITAL

Total stockholders' equity	$	304,747
Deduct stockholders' equity not allowable for net capital computation		-
TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		304,747
Deductions		
Petty cash		258
2% haircut on money market funds		2,030
Receivables due for fees earned from third-party participations		204
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		4,771
Employee advances		639
Prepaid taxes and expenses		12,866
Fixed assets (net of accumulated depreciation and amortization)		23,001
Deferred tax assets		2,577
TOTAL DEDUCTIONS		46,346
ADJUSTED NET CAPITAL	$	258,401

AGGREGATE INDEBTEDNESS

Accounts payable	$	7,574
Accrued salaries and wages		47,443
Accrued and withheld payroll taxes		1,605
Accrued corporate taxes		-
TOTAL AGGREGATE INDEBTEDNESS	$	56,622

Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	3,775
Minimum dollar net capital required	$	50,000

Adjusted Net Capital	$	258,401
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	208,401

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of September 30, 2009)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2009.

Nestlerode & Loy, Inc.
Schedule of Operating Expenses
For the year ended September 30, 2009

Commissions	$	224,634
Wages		185,906
Insurance		51,198
Taxes		29,927
Pension contributions		12,054
Trading expense		43,741
Contracted services		30,823
Licenses and fees		5,968
Research		6,351
Dues and subscriptions		11,043
Office expense		35,728
Supplies		5,144
Postage		6,878
Training and seminars		9,061
Professional fees		18,970
Advertising		21,362
Rent		33,500
Maintenance		6,885
Telephone		27,730
Utilities		8,054
Travel and entertainment		8,034
Contributions		3,650
Depreciation and amortization		7,832
TOTAL OPERATING EXPENSE	$	794,473


J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

In planning and performing our audit of the financial statements of Nestlerode & Loy, Inc, as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.jhwilliamscpa.com
270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3
(Cont'd)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



November 23, 2009